[Dominion Resources Black Warrior Trust Letterhead]

October 3, 2014

BY EDGAR TRANSMISSION

AND ELECTRONIC MAIL

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:	Dominion Resources Black Warrior Trust

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 10, 2014

File No.: 001-11335

Dear Mr. Horowitz:

Southwest Bank, as trustee (“Trustee”) of the Dominion Resources Black Warrior Trust (the “Trust”), has the following response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was communicated via electronic mail on September 22, 2014 to Mr. Ron E. Hooper, Senior Vice President of Southwest Bank, Trustee, with respect to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2013 filed with the Commission on March 10, 2014 (the “Form 10-K”).

Exhibit 99.2 to Form 10-K

1.	We note the statement in the reserves report that “an analysis by Davis of the current operating conditions indicates that over ninety percent of the existing producing wells are being operated at a negative cash flow to the working interest owner, Walter, at this time.” In light of this statement, please tell us how you concluded that there was a supportable basis for assigning proved reserves to the Trust’s interests as of December 31, 2013. In formulating your response, please address the requirement that proved reserves be estimated with reasonable certainty to be economically producible under existing economic conditions as defined in Rule 4-10(a)(22) of Regulation S-X.

Ethan Horowitz

October 3, 2014

Response:

The Trust’s properties consist solely of overriding royalty interests granted pursuant to an Overriding Royalty Conveyance dated effective as of June 1, 1994, as amended by instrument dated as of November 20, 1994 (the “Conveyance”). The Conveyance provides that Walter, as the owner and operator of the properties underlying the overriding royalty interests is obligated to “conduct and carry on, as would a reasonably prudent operator, or cause to be so conducted or carried on, the development, maintenance and operation of the Company Interests as if not burdened by the Royalty Interests (i.e., an operator entitled to receive 100% of the Gross Proceeds, able to utilize fully all the tax credits attributable to the Subject Gas and obligated to bear 100% of the costs of such development, maintenance and operation)” (emphasis added). Ralph E. Davis, Associates, Inc., the Trust’s independent petroleum engineers evaluated the economic producibility of the reserves on the basis of the operator’s obligations set forth in the Conveyance (i.e., measured as if the properties were not burdened by the overriding royalty interests). On the basis of this analysis, 369 on the 500 wells were determined to be economic.

For clarification purposes, Ralph E. Davis, Associates, Inc. has proposed in the Trust’s future reserve reports filed with the Commission to include a sentence following the statement regarding the percentage of wells that are operated at a negative cash flow to the working interest owner that states, “Pursuant to the Overriding Royalty Conveyance governing the Trust’s interests, Walter has the obligation to conduct and carry on the development, maintenance and operation of the properties as if they were not burdened by the Trust’s royalty interests. As a result, a well may be considered economic for purposes of calculating proved reserves even if such well is then being operated at a negative cash flow to Walter.”

Closing

The Trustee acknowledges that:

•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ethan Horowitz

October 3, 2014

Please direct any additional comments or questions regarding this letter to the undersigned at (972) 919-1355 or to Amy R. Curtis of Thompson & Knight at (214) 969-1763.

Sincerely,

/s/ RON E. HOOPER
Ron E. Hooper
Senior Vice President
Southwest Bank, Trustee

cc:	Amy R. Curtis, Thompson & Knight LLP

Allen C. Barron, Ralph E. Davis, Associates, Inc.

John Hodgin, SEC

Brad Skinner, SEC